UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NETFLIX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64110L106
(CUSIP Number)

September 20, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 9

SCHEDULE 13G

CUSIP No.: 64110L106	Page 2 of 10 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,017,691
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,017,691
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,017,691
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: PN

SCHEDULE 13G

CUSIP No.: 64110L106	Page 3 of 10 Pages

1.	Names of Reporting Persons. JAT CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,017,691
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,017,691
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,017,691
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.: 64110L106	Page 4 of 10 Pages

1.	Names of Reporting Persons. JOHN THALER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,017,691
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,017,691
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,017,691
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Netflix, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 Winchester Circle, Los Gatos, California 95032

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	JAT Capital Management, L.P. (“Capital Management”);

ii)	JAT Capital Management, LLC (“JAT LLC”); and

iii)	John Thaler (“Mr. Thaler”).

This Statement relates to Shares (as defined herein) held for the account of JAT Capital Master Fund, Ltd. (the “Master Fund”).

Capital Management serves as the investment manager to the Master Fund.  JAT LLC serves as the general partner of Capital Management.  Mr. Thaler serves as the managing member of JAT LLC and the portfolio manager of the Master Fund.  In such capacities, Capital Management, JAT LLC and Mr. Thaler may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Capital Management, JAT LLC and Mr. Thaler is 601 Lexington Avenue, 51st Floor, New York, NY  10022.

Item 2(c).	Citizenship:

i)	Capital Management is a Delaware limited partnership;

ii)	JAT LLC is a Delaware limited liability company; and

iii)	Mr. Thaler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Shares”)

Item 2(e).	CUSIP Number:

64110L106

Page 6 of 10 Pages
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of September 29, 2011, each of the Reporting Persons may be deemed the beneficial owner of 4,017,691 Shares held for the account of the Master Fund.  This amount consists of 2,617,691 Shares held for the account of the Master Fund and 1,400,000 Shares which the Reporting Persons are entitled to receive upon exercise of options held for the account of the Master Fund.

Item 4(b)	Percent of Class:

As of September 29, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.6% of Shares outstanding.  (There were 52,536,246 Shares outstanding as of June 30, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed July 27, 2011.)

Item 4(c)	Number of Shares of which such person has:

Capital Management, JAT LLC and Mr. Thaler:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	4,017,691
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	4,017,691

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. The Master Fund has the right to receive dividends from, and proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of the Master Fund relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler
Name: John Thaler
Title: Managing Member
JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler Name: John Thaler Title: Managing Member
/s/ John Thaler John Thaler

September 30, 2011

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Netflix, Inc., dated as of September 30, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

JAT CAPITAL MANAGEMENT, L.P.

By: JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler
Name: John Thaler
Title: Managing Member
JAT CAPITAL MANAGEMENT, LLC By: /s/ John Thaler Name: John Thaler Title: Managing Member
/s/ John Thaler John Thaler

September 30, 2011